UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	11 May 2015

Number	09/15

THIS IS NOT A PROSPECTUS. YOUR ATTENTION IS DRAWN TO THE IMPORTANT INFORMATION ON PAGE 2.

UPDATE ON APPOINTMENT OF SOUTH32 NON-EXECUTIVE DIRECTORS

BHP Billiton has announced the following developments in relation to the Board of Directors for South32 Limited:

•

the appointments of Frank Cooper, Peter Kukielski, Futhi Mtoba and Wayne Osborn as Non-executive Directors of South32, which were subject to shareholder approval of the demerger of South32 from BHP Billiton, took effect on 7 May 2015 as contemplated by BHP Billiton’s announcement of 7 April 2015;

•	Keith Rumble, who was appointed to the South32 Board of Directors on 27 February 2015, will retire from the BHP Billiton Board with effect from 22 May 2015; and

•	the appointment of Xolani Mkhwanazi as a Non-executive Director of South32 will take effect on 2 July 2015, to facilitate finalisation of the transition from his current employment with BHP Billiton.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

IMPORTANT INFORMATION

This announcement is not a prospectus or listing document in any jurisdiction but constitutes an advertisement in relation to South32 Limited (“South32”) for the purposes of the UK Prospectus Rules.

Any investment decision in relation to South32 should be made only on the basis of the information contained in the Listing Document for the relevant jurisdiction. The “Listing Documents”, which are available, subject to applicable securities laws, on the BHP Billiton website at www.bhpbilliton.com/demerger, comprise a prospectus which has been approved by the UK Listing Authority in connection with the proposed admission of South32’s ordinary shares to the standard listing segment of the Official List of the UK Financial Conduct Authority and to trading on the Main Market for listed securities of London Stock Exchange plc, an information memorandum in connection with South32’s application for the admission of its ordinary shares to listing on the Australian Securities Exchange and a pre-listing statement in connection with South32’s application for the admission of its ordinary shares to listing on the Johannesburg Stock Exchange. Subject to applicable securities laws, shareholders may obtain printed copies of the Listing Document applicable to their jurisdiction free of charge by calling the Shareholder Information Line (details set out in section 3.9 of the Listing Documents).

Nothing in this announcement should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in South32 in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	Peter Harris (South32)
Tel: +61 3 9609 2360 Mobile: +61 407 064 748	Tel: +61 8 6321 9954 Mobile: +61 476 559 190
email: Eleanor.Nichols@bhpbilliton.com	email: Peter.Harris3@bhpbilliton.com

United Kingdom	United Kingdom and South Africa

Ruban Yogarajah	Jonathan Price
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Ruban.Yogarajah@bhpbilliton.com	email: Jonathan.H.Price@bhpbilliton.com

Jennifer White	Dean Simon
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Jennifer.White@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Americas	Americas

Ruban Yogarajah	James Agar
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: Ruban.Yogarajah@bhpbilliton.com	email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	May 11, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary